EXHIBIT 12(a)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Three Months Ended
March 31, 2003

Excluding Interest on Deposits
Income before income taxes	$2,122

Fixed charges:
Interest expense	1,980
One-third of rents, net of income from subleases (a)	84

Total fixed charges	2,064

Less: Equity loss in undistributed income of affiliates	8

Earnings before taxes and fixed charges, excluding capitalized interest	$4,194

Fixed charges, as above	$2,064

Ratio of earnings to fixed charges	2.03

Including Interest on Deposits
Fixed charges, as above	$2,064
Add: Interest on deposits	1,068

Total fixed charges and interest on deposits	$3,132

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$4,194
Add: Interest on deposits	1,068

Total earnings before taxes, fixed charges and interest on deposits	$5,262

Ratio of earnings to fixed charges	1.68

(a)	The proportion deemed representative of the interest factor.